Prospectus Supplement No. 3
Filed Pursuant to Rule 424(b)(3)
File No. 333-235695

Prospectus Supplement No. 3 Dated January 27, 2020
To Prospectus Dated January 15, 2020

This prospectus supplement No.3 supplements the prospectus dated January 15, 2020 relating to the offering and sale by Aytu BioScience, Inc. of shares of its common stock relating to the potential merger with Innovus Pharmaceuticals, Inc. This prospectus supplement should be read in conjunction with the prospectus which is to be delivered with this prospectus supplement. Any statement contained in the prospectus shall be deemed to be modified or superseded to the extent that information in this prospectus supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the prospectus except as modified or superseded by this prospectus supplement.

This prospectus supplement is being filed to update and supplement the information in the prospectus with a press release disseminated on January 27, 2020

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read “Risk Factors” beginning on page 26 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transaction described in the Prospectus or determined whether the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This date of this prospectus supplement is January 27, 2020

Aytu BioScience and Innovus Pharmaceuticals Announce Effectiveness of Form S-4 Registration Statement Related to Proposed Acquisition of Innovus by Aytu BioScience

Aytu and Innovus Shareholder Meetings to Approve Merger Scheduled for February 13, 2020

ENGLEWOOD, CO & SAN DIEGO, CA / ACCESSWIRE / January 27, 2020 / Aytu BioScience, Inc. (NASDAQ: AYTU), a specialty pharmaceutical company focused on commercializing novel products that address significant patient needs and Innovus Pharmaceuticals, Inc. (OTCQB: INNV), a specialty pharmaceutical company commercializing, licensing and developing safe and effective consumer health products, today announced that the registration statement on Form S-4 containing a joint preliminary proxy statement/prospectus in connection with Aytu BioScience’s proposed acquisition of Innovus Pharmaceuticals is now effective following the companies’ filing with the U.S. Securities and Exchange Commission. With the effectiveness of Form S-4, Aytu and Innovus have set their respective special shareholder meetings for February 13, 2020 during which the companies’ shareholders will vote on the merger agreement.

The registration statement containing the joint preliminary proxy statement/prospectus is available through the SEC's website at www.sec.gov and on Aytu BioScience’s website in the Investor section.

The Aytu BioScience special meeting is scheduled for February 13, 2020 at 10:00 AM Mountain Time. The meeting will be held at Aytu BioScience’s corporate headquarters, located at 373 Inverness Parkway, Suite 206 Englewood, CO 80112.

The Innovus Pharmaceuticals special meeting is also scheduled for February 13, 2020 at 8:00 AM Pacific Time. The meeting will be held at the Hyatt House San Diego, located at 10044 Pacific Mesa Boulevard, San Diego, CA 92121.

As announced on September 12, 2019, the companies signed a definitive merger agreement whereby Aytu will retire all outstanding common stock of Innovus for an aggregate of up to $8 million in shares of Aytu common stock, less certain deductions, at the time of closing, including amounts owed from Innovus to Aytu under a promissory note (currently $1.35 million principal amount), payments to be made to warrant holders, changes in Innovus liabilities and working capital, and other adjustments. This initial consideration to Innovus common shareholders is currently estimated to consist of approximately 3.8 million shares of Aytu stock. Each Innovus common shareholder will also receive contingent value rights (“CVRs”), representing the right to receive additional consideration of up to an aggregate of $16 million, paid to in cash or stock at Aytu’s option, over the next five years if certain revenue and profitability milestones are achieved.

Innovus generated over $24 million in revenue during the twelve-month period ended December 31 2019 (unaudited) and has achieved the initial revenue-based CVR milestone as specified in the merger agreement. Upon finalization and audit of Innovus’ Q4 2019 revenue, Aytu expects to pay the $2M milestone payment. The milestone payment is payable in stock or cash at the company’s option.

Through this combined entity, Aytu will expand into the $40 billion consumer healthcare market with a portfolio of over thirty-five consumer products competing in large therapeutic categories including diabetes, men’s health, sexual wellness and respiratory health. This expanded product line broadens Aytu’s portfolio beyond prescription therapeutics to enable wider revenue distribution, reduced seasonality associated with Aytu’s seasonal antitussive/antihistamine product line, and higher revenue from an expanded base of proprietary products.

Combined, Aytu and Innovus products generated approximately $43 million in revenue over the twelve-month period ended September 30, 2019. The companies believe this business combination will provide increased revenue scale and enable operational synergies that can be leveraged to accelerate the combined company’s growth and path to profitability. Aytu will also take over the outstanding notes payable of Innovus whichis expected to be approximately $3.2 million.

Upon closing, Aytu expects to operate the commercial aspects of the Innovus consumer business separately from Aytu’s prescription business, while rationalizing general and administrative expenses through the removal of Innovus’ public company costs and redundant administrative and operational processes, along with the reduction in overhead, administrative and facilities costs.

Aytu’s prescription product portfolio will continue to be primarily commercialized through the existing Aytu sales force, while the consumer health products will continue to be primarily commercialized via Innovus’ proprietary Beyond Human® marketing platform. However, both lines of business are expected to benefit from opportunistic cross-selling such that some consumer products may be marketed in the physician office setting by Aytu’s sales force, while the marketing of the prescription products may be bolstered through various online and direct-to-consumer marketing initiatives.

At the time of signing the definitive agreement, Aytu had collected voting agreements supporting the merger transaction that represent approximately 35% of current shares outstanding. Innovus has thus far collected voting agreements supporting the transaction that represent approximately 24% of shares outstanding.

The acquisition is expected to close by February 14, 2020 if both companies’ shareholders approve the transaction.

About Aytu BioScience, Inc.

Aytu BioScience is a commercial-stage specialty pharmaceutical company focused on commercializing novel products that address significant patient needs. The company currently markets a portfolio of prescription products addressing large primary care and pediatric markets. The primary care portfolio includes (i) Natesto®, the only FDA-approved nasal formulation of testosterone for men with hypogonadism (low testosterone, or "Low T"), (ii) ZolpiMist™, the only FDA-approved oral spray prescription sleep aid, and (iii) Tuzistra® XR, the only FDA-approved 12-hour codeine-based antitussive syrup. The pediatric portfolio includes (i) AcipHex® Sprinkle™, a granule formulation of rabeprazole sodium, a commonly prescribed proton pump inhibitor; (ii) Cefaclor, a second-generation cephalosporin antibiotic suspension; (iii) Karbinal® ER, an extended-release carbinoxamine (antihistamine) suspension indicated to treat numerous allergic conditions; and (iv) Poly-Vi-Flor® and Tri-Vi-Flor®, two complementary prescription fluoride-based supplement product lines containing combinations of fluoride and vitamins in various for infants and children with fluoride deficiency. Aytu's strategy is to continue building its portfolio of revenue-generating products, leveraging its focused commercial team and expertise to build leading brands within large therapeutic markets. For more information visit aytubio.com.

About Innovus Pharmaceuticals, Inc.

Headquartered in San Diego, Innovus Pharmaceuticals is an emerging over the counter (“OTC”) consumer goods and specialty pharmaceutical company commercializing, licensing and developing safe and effective non-prescription medicine and consumer care products to improve men’s and women’s health and vitality. The Company is dedicated to being a leader in developing and marketing new OTC medicines and branded Abbreviated New Drug Application (“ANDA”) products. The Company is actively pursuing opportunities where existing prescription drugs have recently, or are expected to, change from prescription to OTC.

No Offer or Solicitation

Communications in this news release do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communications in this news release do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any security of Innovus.

Additional Information and Where to Find It

In connection with the proposed transaction between Aytu and Innovus, Aytu and Innovus will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aytu registration statement on Form S-4 that will include a joint proxy statement of Aytu and Innovus that also constitutes a prospectus of Aytu, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Aytu and Innovus. INVESTORS AND SECURITY HOLDERS OF AYTU AND INNOVUS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aytu or Innovus through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aytu will be available free of charge on Aytu’s internet website at https://irdirect.net/AYTU under the heading “SEC Filings” or by contacting Aytu’s investor relations contacts at (646) 755-7412 or james@haydenir.com. Copies of the documents filed with the SEC by Innovus will be available free of charge on Innovus’ internet website at https://innovuspharma.com/Investors/ under the heading “SEC Filings” or by contacting Innovus’ investor relations at ir@innovuspharma.com.

Certain Information Regarding Participants

Aytu, Innovus, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Aytu is set forth in its Annual Report on Form 10-K for the year ended June 30, 2019, which was filed with the SEC on September 26, 2019. Information about the directors and executive officers of Innovus is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on April 1, 2019 and its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Aytu or Innovus as described below.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Forward-looking statements are generally written in the future tense and/or are preceded by words such as ''may,'' ''will,'' ''should,'' ''forecast,'' ''could,'' ''expect,'' ''suggest,'' ''believe,'' ''estimate,'' ''continue,'' ''anticipate,'' ''intend,'' ''plan,'' or similar words, or the negatives of such terms or other variations on such terms or comparable terminology. All statements other than statements of historical facts contained in this presentation, are forward-looking statements, including but not limited to any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Aytu’s or Innovus’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include, among others: failure to obtain the required votes of Innovus’ shareholders or Aytu’s shareholders to approve the transaction and related matters, the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all, the price per share utilized in the formula for the initial $8 million merger consideration may not be reflective of the current market price of Aytu’s common stock on the closing date, the failure to meet the revenue and profitability milestones that trigger the CVRs such that Innovus shareholders never realize value from the CVRs, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the diversion of management time on transaction-related issues, the ultimate timing, outcome and results of integrating the operations of Aytu and Innovus, the effects of the business combination of Aytu and Innovus, including the combined company's future financial condition, results of operations, strategy and plans, the ability of the combined company to realize anticipated synergies in the timeframe expected or at all, changes in capital markets and the ability of the combined company to finance operations in the manner expected, regulatory approval of the transaction, risks relating to gaining market acceptance of our products, obtaining reimbursement by third-party payors, the potential future commercialization of our product candidates, the anticipated start dates, durations and completion dates, as well as the potential future results, of our ongoing and future clinical trials, the anticipated designs of our future clinical trials, anticipated future regulatory submissions and events, our anticipated future cash position and future events under our current and potential future collaboration. We also refer you to the risks described in ''Risk Factors'' in Part I, Item 1A of the company's Annual Report on Form 10-K and in the other reports and documents we file with the Securities and Exchange Commission from time to time.

Contact for AYTU Investors:	Contact for INNV Investors:
James Carbonara	Randy Berholtz
Hayden IR	Innovus Investor Relations
(646) 755-7412	(858) 249-7865
james@haydenir.com	ir@innovuspharma.com